UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

5251 DTC Parkway, Suite 285

Greenwood Village, CO 80111

Tel: (303) 399-6177

With a Copy to:

James G. Ruiz

Winstead PC

401 Congress Ave

Suite 2100

Austin, Texas 78701

Tel: (512) 370-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,047,162
	8	SHARED VOTING POWER 10,139 (1)
	9	SOLE DISPOSITIVE POWER 8,047,162
	10	SHARED DISPOSITIVE POWER 10,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,057,301 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.

(2)

Based on 26,687,198 shares of Common Stock outstanding as of November 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020.

Item 1.	SECURITY AND ISSUER

The name of the issuer is Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 4995 Bradenton Avenue, Suite 240, Dublin, Ohio 43017-3552. This statement constitutes Amendment No. 4 to the Schedule 13D filed by John K. Scott, Jr. (the “Reporting Person”), a natural person, relating to the Issuer’s common stock, par value $0.001 per share (the “Common Stock”). This Amendment No. 4 hereby amends the Schedule 13D filed by the Reporting Person on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020 and Amendment No. 3 to the Schedule 13D filed on September 2, 2020.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As previously reported, a portion of the funds used for the purchase of certain shares of Common Stock were derived from a revolving line of credit (the “Revolving Line of Credit”) entered into by and between the Reporting Person and Phelps Tointon, Inc. that has been in effect since June 4, 2010 and from which the Reporting Person draws for the Reporting Person’s general investments. Contact information for Phelps Tointon, Inc. is PO Box 9, Greeley, Colorado, 80632, Attn: Travis Gillmore, Tel: (970) 353-7000. On December 23, 2020, the Reporting Person repaid the entire principal balance and outstanding interest under the Revolving Line of Credit relating to the purchase of such shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

On December 28, 2020, the Issuer announced the appointment of Malcolm G. Witter to its Board of Directors (the “Board”). Mr. Witter was introduced to the Company by the Reporting Person in connection with general discussions with the Board and management of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	8,057,301	(1) (2)
Percent of class:	30.2	% (3)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	8,047,162	(1)
Shared power to vote or direct the vote:	10,139	(2)
Sole power to dispose or direct the disposition of:	8,047,162	(1)
Shared power to dispose or direct the disposition of:	10,139	(2)

(1)

Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.

(2)

Based on 26,687,198 shares of Common Stock outstanding as of November 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020.

(c) The Reporting Person has not acquired or disposed of any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this Schedule 13D.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the repayment of the amounts owed under the Revolving Line of Credit, all shares of Common Stock that were pledged to Phelps Tointon, Inc. in connection with the Revolving Line of Credit were released.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2020

/s/ John K. Scott, Jr.
John K. Scott, Jr.